UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2017

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On July 20, 2017, BiondVax Pharmaceuticals Ltd. (“BiondVax”) issued a press release announcing positive results for Phase 2b BVX-007 clinical trial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated herein by reference.

In addition, on July 18, 2017, BiondVax issued a press release announcing signing a lease agreement for approximately 1,800 square meters (m2) in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University's Medical School, with the intention of establishing a mid-size commercial facility to manufacture M-001. A copy of this press release is attached hereto as Exhibit 99.2, and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated July 20, 2017
99.2	Press Release, dated July 18, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: July 20, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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